Tap Issue Addendum

1.Pursuant to the bond agreement dated 28 October 2024 (the "Bond Terms") related to the below Bonds, the Issuer and the Bond Trustee enter into this tap issue addendum (the "Addendum") in connection with and to document a Tap Issue under the Bond Terms:

Issuer:	Navigator Holdings Ltd
Bond Trustee:	Nordic Trustee AS
Original ISIN:	NO 0013379446
Maximum Issue Amount:	USD 200,000,000
Amount of Additional Bonds:	USD 40,000,000
Amount Outstanding Bonds after the increase:	USD 140,000,000
Date of Addendum:	2 April 2025
Tap Issue Date:	4 April 2025

2.Terms defined in the Bond Terms have, unless expressly defined herein or otherwise required by the context, the same meaning in this Addendum. This Addendum is a Finance Document and after the date hereof all references to the Bond Terms in the other Finance Documents shall be construed as references to the Bond Terms as amended and supplemented by this Addendum.

3.Pursuant to the Bond Terms the Issuer may issue Additional Bonds until the aggregate Nominal Amount of all Additional Bonds equals in aggregate the Maximum Issue Amount less the Initial Bond Issue and the provisions of the Bond Terms will apply to all such Additional Bonds.

4.With reference to paragraph (b) of clause 2.3 (Use of proceeds) of the Bond Terms, the Issuer will use the Net Proceeds from the issuance of the Additional Bonds for general corporate purposes of the Group.
5.The payment of the proceeds of the Tap Issue to the Issuer shall be conditional on the Bond Trustee having received in due time (as determined by the Bond Trustee) prior to the date of the Tap Issue each of the following documents, in form and substance satisfactory to the Bond Trustee:

(i)this Addendum duly executed by all parties hereto;
(ii)certified copies of the Issuer’s constitutional documents and a certificate of goodstanding from the Registrar of Corporations of the Republic of the Marshall Islands in respect of the Issuer evidencing that the Issuer is validly existing in good standing under the Republic of the Marshall Islands;
(iii)certified copies of corporate resolutions required for the Tap Issue and any power of attorney or other authorisation required for the execution of the Addendum and any other Finance Documents (as applicable) (unless included in the corporate resolutions);

(iv)confirmation that the applicable prospectus requirements (cf. the EU prospectus regulation ((EU) 2017/1129) concerning the issuance of the Additional Bonds have been fulfilled;
(v)copies of any written documentation used in marketing the Additional Bonds or made public by the Issuer or any Manager in connection with the issuance of the Additional Bonds; and
(vi)legal opinions or other statements as may be required by the Bond Trustee (including in respect of corporate matters relating to the Issuer and the legality, validity and enforceability of the Addendum and any other Finance Documents (if applicable)).
The Bond Trustee may waive or postpone the delivery of certain conditions precedent at its sole discretion or decide in its discretion that delivery of certain documents shall be made subject to an agreed closing procedure between the Bond Trustee and the Issuer.
6.The Issuer confirms that (i) no Event of Default under the Bond Terms has occurred or would occur as a result of the Tap Issue and (ii) all representations and warranties contained in Clause 7 (Representations and Warranties) of the Bond Terms are true and correct in all material respects as of the date hereof and will be deemed repeated as true and correct in all material respects as of the Tap Issue Date.
7.This Addendum shall be governed by and construed, and any dispute arising from or related to this Addendum shall be dealt with, in accordance with clause 19 (Governing law and jurisdiction) of the Bond Terms.

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SIGNATURES:

The Issuer: Navigator Holdings Ltd.	The Bond Trustee Nordic Trustee AS
/s/ John Reay_____________________ By: John Reay Title: Attorney-in-Fact	/s/ Vivian Trøsch _____________________ By: Vivian Trøsch Title: Authorised signatory (p.p.)